Exhibit 21

Subsidiaries of the Company

Name of Subsidiary	State or Region of Incorporation
ABC Cable Networks Group	California
ABC Family Worldwide, Inc.	Delaware
ABC, Inc.	New York
American Broadcasting Companies, Inc.	Delaware
Buena Vista Television	California
Buena Vista International, Inc.	California
Disney Enterprises, Inc.	Delaware
Disney Magic Company Limited	England
Disney Vacation Development, Inc.	Florida
ESPN, Inc.	Delaware
ESPN Product Services	Delaware
Euro Disney Associes S.C.A.	France
Euro Disney S.C.A.	France
Hong Kong International Theme Parks, Limited	Hong Kong
International Family Entertainment, Inc.	Delaware
Miramax Film Corp.	New York
Pixar	California
The Walt Disney Company Limited	England
Touchstone Television Productions, LLC	Delaware
Walt Disney Parks and Resorts, LLC	Florida
Walt Disney Pictures and Television	California
Walt Disney World Co.	Florida
Walt Disney World Hospitality & Recreation Corporation	Florida